Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

October 16, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: John Reynolds, Assistant Director

Washington, D.C. 20549

RE:	Anutra Corporation

Amendment No. 2 to Form 8-K

Response Dated October 1, 2018

File No. 000-55740

Ladies and Gentlemen:

The following responses address the comments of the reviewing staff of the Commission (“Staff”) as set forth in the comment letter dated October 5, 2018 (the “Comment Letter”) in response to the filing of the Amendment No. 2 to the Company’s Current Report on Form 8-K (which was originally filed on May 7, 2018) and the Correspondence filed on October 1, 2018. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form 8-K.

Business and Business Plan, page 3

Effect of Existing or Probable Governmental Regulation, page 8

1. We note your response to prior comment 1 and reissue it in part. In that regard, we note you disclose at page 4 that you offer “additional products derived from the processing of [your] micro-fine chia powder into oils, fibers, and protein” and that Note 1 to your financial statements states that Anutra grain products are sold as food and nutritional supplements. We further note that you make various claims regarding your products, such as on the product pages for Anutra Superfood Powder, Anutra Bio Serum, and Anutra Whole Body Cleanse. For example, we note that the webpage for Anutra Superfood Powder states “[c]linical Studies on Anutra properties show positive results in lowering cholesterol, blood pressure, body inflammation (CPR levels) and blood thinning (aspirin effect) and in reducing the risk of heart disease, cancer, diabetes, osteoporosisand more.” Similar claims are also included on the Critical Advantages page. The FDA website indicates that all health claims, whether authorized or qualified, require pre-market review by the FDA, and that drugs must generally receive pre-market approval by the FDA. In light of the above, please revise your disclosure to specifically explain the basis for your belief that your products are not dietary supplements and subject to pre-market review or approval by the FDA.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to include disclosure regarding potential regulation by the FDA of the Company’s products as dietary supplements and the potential requirement for pre-market review or approval of its products by the FDA.

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In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form 8-K filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form 8-K.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be copied to jlagman.tibercreek@gmail.com.

Sincerely,

/s/ Jarvis J. Lagman

Jarvis J. Lagman, Esq.
Cassidy & Associates